FOR IMMEDIATE RELEASE

JetBlue Airways Launches Buy TrueBlue® Points Service

-- TrueBlue members now able to buy or give points to earn faster reward travel --

NEW YORK (March 3, 2008) – JetBlue Airways Corporation (Nasdaq: JBLU) today announces the launch of Buy TrueBlue® Points service that will allow members of the low-fare airline’s customer loyalty program, TrueBlue, more ways to earn free travel.  In a partnership with Points International Ltd. (OTCBB: PTSEF, TSX: PTS) – owner and operator of the world’s leading reward-management portal, Points.com – TrueBlue members will now be able to buy points for themselves or give points to other members via Points.com’s industry-leading points-purchase platform.

“Allowing members to purchase TrueBlue Points will help them achieve their award goals faster and enhances the value of our loyalty program,” said JetBlue Director of Loyalty Marketing Dave Canty.  “Points.com has a terrific reputation in the industry.  We are pleased to be working with them as we introduce the first of several enhancements to the TrueBlue program.”

“We are excited to be working with such an innovative airline,” Points International CEO Rob MacLean said. “And we are pleased to be able to offer TrueBlue members the opportunity to reach award levels faster by purchasing TrueBlue Points, for themselves or for friends and family.”

Points International will take a lead role in the operation, marketing and commercial transaction support for the Buy TrueBlue Points service, which will be available when members log in to TrueBlue.  The Points.com Buy & Gift service enables members of many frequent flyer programs to purchase additional miles or points online.  Like the Buy TrueBlue Points site, other programs’ websites are fully hosted and maintained by Points.com and are accessible from links on each program’s site.  Private-branded to any program website’s “look and feel” (including branding, color, graphics, images, language, etc.), they create a straightforward and seamless member experience.

TrueBlue, which launched in 2002, has experienced rapid membership growth since its inception and now boasts more than six million members.  Unlike traditional frequent flier programs, TrueBlue members earn points instead of 'miles' for flights flown.  Each JetBlue route is classified as short, medium or long-haul, and customers can earn points for each one-way trip: two points for a short flight; four points for a medium flight; and six points for a long flight.  Points are automatically doubled when TrueBlue members book via www.jetblue.com.  A free roundtrip flight, valid for travel to any of JetBlue's destinations across the U.S., Bermuda, Mexico and the Caribbean, is awarded after a customer reaches 100 points (a).  Each TrueBlue Award is made up of two TruePasses, each valid for a one-way flight.  TruePasses can be used together or separately, making a TrueBlue Award even more flexible.

Customers can earn TrueBlue points even faster by using the JetBlue Card from American Express.  Every time Cardmembers purchase JetBlue travel with the Card, or earn at least one TrueBlue point through other purchasing using the Card, all TrueBlue points in the member's account automatically extend for another 12 months.  The low-fare airline also offers the JetBlue Business Card from American Express, which allows small business owners to save 5 percent on JetBlue flights when payment is made with the JetBlue Business Card (b).  Now, in addition to providing consumers a way to earn TrueBlue points when they are not flying, JetBlue's American Express Card products makes it possible for them to accrue points without worrying about point expiration dates.  Currently, only the primary JetBlue Cardmember has the ability to extend their TrueBlue point expiration dates.

For more information about TrueBlue, or to register to become a member, visit www.jetblue.com/trueblue.

About JetBlue Airways

New York-based JetBlue Airways has created a new airline category based on value, service and style.  Known for its award-winning service and free TV as much as its low fares, JetBlue is now pleased to offer customers the most legroom throughout coach (based on average fleet-wide seat pitch for U.S. airlines).  JetBlue introduced complimentary in-flight e-mail and instant messaging services on aircraft “BetaBlue,” a first among U.S. domestic airlines.  JetBlue is also America's first and only airline to offer its own Customer Bill of Rights, with meaningful and specific compensation for customers inconvenienced by service disruptions within JetBlue's control.  Visit www.jetblue.com/promise for details.  JetBlue serves 53 cities with 550 daily flights.  New service to Los Angeles International Airport begins in May.  With JetBlue, all seats are assigned, all travel is ticketless, all fares are one-way, and an overnight stay is never required.  For information or reservations call 1-800-JETBLUE (1-800-538-2583) or visit www.jetblue.com.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal.  At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs.  Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, British Airways Executive Club, Northwest WorldPerks®, Wyndham Hotel Group’s TripRewards®, Delta SkyMiles®, and InterContinental Hotels Group’s Priority Club® Rewards.  Redemption partners include Amazon.com® and Starbucks.  Website: http://www.points.com/corporate

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(a) Customer is responsible for government taxes and fees applicable to Award Travel including Passenger Facility Charges of up to $9 each way, September 11th Security Fees of up to $5 each way and a Federal Segment Tax of $3.50 per domestic segment. A segment is a takeoff and landing. In the case of travel to/from Puerto Rico, taxes and fees of up to $15.40 apply each way. In the case of international travel, international taxes and fees of up to $76.20 apply each way. All taxes and fees must be paid at the time of purchase. See TrueBlue Terms and Conditions for additional restrictions that may apply.

(b) 5% savings, which will appear as separate statement credits of 3% and 2%, is valid on air-only travel purchased directly from JetBlue at www.jetblue.com or 1-800-JETBLUE (538-2583). JetBlue Business Card accounts will receive a maximum annual savings of $2,000 per Card account.

DIRECTV® service is not available on flights outside the continental United States; however, where applicable FOX InFlight™ is offered complimentary on these routes.  ©2008 JetBlue Airways

This press release contains statements of a forward-looking nature which represent our management's beliefs and assumptions concerning future events. Forward-looking statements involve risks, uncertainties and assumptions, and are based on information currently available to us. Actual results may differ materially from those expressed in the forward-looking statements due to many factors, including, without limitation, our extremely competitive industry; increases in fuel prices, maintenance costs and interest rates; our ability to implement our growth strategy, including the ability to operate reliably the EMBRAER 190 aircraft; our significant fixed obligations; our ability to attract and retain qualified personnel and maintain our culture as we grow; our reliance on high daily aircraft utilization; our dependence on the New York metropolitan market and the effect of increased congestion in this market; our reliance on automated systems and technology; our being subject to potential unionization; our reliance on a limited number of suppliers; changes in or additional government regulation; changes in our industry due to other airlines' financial condition; and external geopolitical events and conditions. Further information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings, including but not limited to, the Company's 2007 Annual Report on Form 10-K. We undertake no obligation to update any forward-looking statements to reflect events or circumstances that may arise after the date of this release.

CONTACT:

JetBlue Corporate Communications	Points International Ltd.
(718) 709-3089	Anthony Lam, CA, CFO
CorporateCommunications@jetblue.com	(416) 596-6382
anthony.lam@points.com